PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10032955

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
DEC 30 2010
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 35955 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/2009 (MM/DD/YY) AND ENDING 10/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLOAN SECURITIES CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Executive Drive
(No and Street)

Fort Lee, (City) NJ (State) 07024-3308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Herity, CCO (201) 592-9900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH, SUITE 4103 (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Thomas Herity, CCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sloan Securities Corp., as of October 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CCO

Title

Amelia S. May

Notary Public

AMELIA S. MAY
NOTARY PUBLIC, STATE OF NEW JERSEY
My Commission Expires August 12, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

# SLOAN SECURITIES CORP.

## FINANCIAL STATEMENTS
## PURSUANT TO RULE 17A-5 OF THE
## SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2010

# SLOAN SECURITIES CORP.

## CONTENTS


**Independent Auditors' Report** 1

**Financial Statements**

Statement of Financial Condition 2

Notes to Financial Statements 3-9

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
**Sloan Securities Corp.**

We have audited the statement of financial condition of **Sloan Securities Corp.** (the "Company") as of October 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sloan Securities Corp.** as of October 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
December 23, 2010

# SLOAN SECURITIES CORP.

## STATEMENT OF FINANCIAL CONDITION

| | October 31, 2010 |
|---|---|
| **ASSETS** | |
| Current assets | |
| Cash and cash equivalents | $ 309,206 |
| Deposit with clearing agent | 250,000 |
| Restricted cash | 29,543 |
| Due from clearing agent | 692,843 |
| Investment securities: | |
| Marketable securities, at fair value | 16,823 |
| Not readily marketable securities, at fair value | 4 |
| Commissions receivable | 3,163 |
| Prepaid income taxes | 4,152 |
| Income tax refund receivable | 5,000 |
| Prepaid expenses and other assets | 11,996 |
| Total current assets | 1,322,730 |
| Office equipment and furniture, less accumulated depreciation of $175,620 | 53,203 |
| Deferred tax asset | 243,000 |
| Total assets | $ 1,618,933 |
| **LIABILITIES AND STOCKHOLDER'S DEFICIT** | |
| Current liabilities | |
| Accounts payable | $ 799,797 |
| Accrued expenses | 321,022 |
| Payroll taxes payable | 12,902 |
| Income taxes payable | 2,486 |
| Total current liabilities | 1,136,207 |
| Loans subordinated to the claims of general creditors | 500,000 |
| Total liabilities | 1,636,207 |
| Stockholder's deficit | |
| Common stock, no par value; 2,500 shares authorized, 200 shares issued and outstanding | 18,000 |
| Paid-in-capital | 174,599 |
| Accumulated deficit | (209,873) |
| Total stockholder's deficit | (17,274) |
| Total liabilities and stockholder's deficit | $ 1,618,933 |

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

Sloan Securities Corp. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board ("MSRB"). The Company is a brokerage firm that sells securities and provides banking and investment services to corporations and individuals located in the United States and various European and Asian countries.

The Company operates under the exemptive provisions of SEC Commission Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

*Basis of Presentation*

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

*Translation of Foreign Currency*

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period end exchange rates. Purchases and sales of investments and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, could differ from those estimates.

*Deposit with Clearing Agent*

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

*Due from Clearing Agent and Commissions Receivable*

The Company clears all security transactions through its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance has been established as of October 31, 2010.

Commissions receivable are amounts due to the Company from various mutual fund and insurance companies earned through October 31, 2010. Amounts are considered fully collectible, and accordingly, no allowance has been established as of October 31, 2010.

*Restricted Cash*

The Company is required to maintain restricted cash or cash equivalents as collateral for a standby letter of credit. (See Note 11.)

## 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Marketable Investment Securities*

Marketable investment securities are reported at fair value with the resulting realized difference between cost and fair value included in income or loss on the statement of operations. Fair value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in income or loss on the statement of operations.

*Income Taxes and Deferred Taxes*

In accordance with GAAP, the Company employs an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable plus or minus the change during the period in deferred tax assets and liabilities.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to member's equity as of the beginning of the year. Based on its analysis, the management of the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

*Advertising Costs*

Advertising costs are expensed as incurred. Advertising expense amounted to $10,800 for the year ended October 31, 2010.

*Investment Banking*

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

*Commissions*

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

## 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Office Equipment and Furniture*

Office equipment and furniture is stated at cost less accumulated depreciation. The cost of office equipment and furniture is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

*Fair Value of Investment Securities*

In accordance with United States generally accepted accounting principles, the Company classifies its investment securities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statements. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

*Securities Transactions*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at quoted market prices when available and securities not readily marketable are valued at fair value as determined by management.

## 2. Concentrations of Business and Credit Risk

At times throughout the year cash and cash equivalents in certain bank accounts may have exceeded Federal Depository Insurance Corporation insured limits.

The Company is subject to credit risk arising from its transactions with its counterparties for securities purchases and sales. Credit risk is the amount of accounting loss that the Company would incur if the counterparty fails to perform its obligations under the contractual terms. The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf.

The Company has declined to obtain Errors and Omissions insurance coverage which could expose the Company or its representatives to claims without insurance protection.

## 3. Investment Securities

*Readily Marketable*

Marketable securities owned consists of trading and investment securities valued at last quoted market prices, as follows:

| Description of Holdings | Cost | Fair Value | Fair Value Hierarchy |
|---|---|---|---|
| U.S. Corporate stocks | $10,407 | $16,823 | Level 1 |

*Not Readily Marketable*

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At October 31, 2010, these securities carried at estimated fair values consist of the following:

| Description of Holdings | Cost | Fair Value | Fair Value Hierarchy |
|---|---|---|---|
| Restricted securities | $14,355 | $ 4 | Level 2 |

## 4. Office Equipment and Furniture

| | |
|---|---|
| Office equipment and furniture | $ 228,823 |
| Less: accumulated depreciation | (175,620) |
| | $ 53,203 |

Depreciation expense was $29,958 for the year ended October 31, 2010.

**5. Loans Subordinated to the Claims of General Creditors**

The following subordinated loans had been issued subject to Subordinated Loan Agreements pursuant to the rules and regulations of FINRA.

| | Amount |
|---|---|
| The loan payable is subordinated to the claims of general creditors. Interest only is payable monthly at a rate of 6.5% per annum. The loan is due April 30, 2011. No principal payments were made on this note during the year ended October 31, 2010. | $200,000 |
| Loan subordinated to the claims of general creditors from the sole stockholder of the Company. Interest is payable monthly a rate of 8% per annum. The original loan was due October 31, 2011. The loan was approved for extension on November 8, 2010 and is due October 31, 2014. No principal payments were made on this note during the year ended October 31, 2010. | 150,000 |
| Effective October 15, 2010, the sole stockholder entered into a new subordinated loan agreement. Interest is payable monthly at a rate of 7% per annum. The loan is due October 15, 2012. | 50,000 |
| Effective October 30, 2010, the sole stockholder entered into a new subordinated loan agreement. Interest is payable monthly at a rate of 7% per annum. The loan is due October 30, 2012. | 100,000 |
| Total | $500,000 |

As of October 31, 2010, there was no interest payable on these outstanding loans. Interest expense aggregated $35,500 for the year ended October 31, 2010.

The Agreements may be withdrawn by the lender at the stated maturity date, or retirement can be accelerated by the Company. The subordinated loans can be retired only if, after giving effect to such retirements, the Company meets net capital requirements governing withdrawal of subordinated debt.

**6. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2010, the Company has net capital of $162,800, which was $62,800 in excess of its required net capital. The Company's net capital ratio was 7.15 to 1. The Company's minimum net capital requirement is $100,000.

The Company was not in compliance with the required percentage of debt to debt-equity (70%) as of October 31, 2010. The Company's percentage of debt to debt-equity total was 72.50%, resulting from the non timely renewal of the $150,000 subordinated debt to stockholder. The loan subordination extension agreement was approved on November 8, 2011 by FINRA and consequently the non compliance was remedied.

**7. Related Party Transactions**

Rent and occupancy costs paid to an entity related to the sole stockholder totaled approximately $70,000 for the year ended October 31, 2010. (See Note 8.) Interest expense paid to the sole stockholder totaled $22,500 for the year ended October 31, 2010.

### 8. Operating Leases

The Company leases an automobile under a non-cancelable operating lease requiring future minimum monthly payments of $1,776 through August 2013. Auto lease expense amounted to $20,670 for the year ended October 31, 2010.

The Company under an informal agreement subleases office space in New Jersey from an entity related to the sole stockholder. The Company leases office space in New York on a month-to-month basis. In addition, the Company maintains New York office space under a lease through April 2011, at a current rate of $10,040 per month, with increases of 2% cumulatively annually.

Rent and occupancy costs totaled $269,720 for the year ended October 31, 2010.

### 9. 401K Plan

The Company maintains a 401k employee retirement plan for all eligible full time employees. No employer match contributions have been included in the plan provisions.

### 10. Income Taxes

The income tax benefit (expense) is comprised of the following:

| | Federal | State and City | Total |
|---|---|---|---|
| Current tax benefit (expense) | $ 5,022 | $ (13,771) | $ (8,749) |
| Deferred tax benefit | 115,000 | 19,000 | 134,000 |
| Total | $ 120,022 | $ 5,229 | $ 125,251 |

During the year ended October 31, 2010, the Company incurred a net operating loss of approximately $405,000 for federal and state tax reporting purposes. The tax effect of the net operating loss resulted in a deferred tax benefit of $115,000 for federal purposes and $19,000 for state purposes. Such deferred tax asset has been classified as non-current on the balance sheet as the recovery of the asset may not occur in the current period.

Total net operating losses and deductible temporary differences of approximately $506,000 and $794,000 for federal and state tax purposes, respectively, are available to offset future taxable income. Based on the available objective evidence management believes it is more likely than not that the net deferred tax assets for state purposes will not be fully realizable. Accordingly, the Company provided for a valuation allowance against its net deferred tax assets at October 31, 2010.

The Company's deferred tax assets are as follows:

| | Federal | State and City | Total |
|---|---|---|---|
| Deferred tax assets before valuation allowance | $ 152,000 | $ 151,000 | $ 303,000 |
| Less: valuation allowance | - | (60,000) | (60,000) |
| Net deferred tax assets | $ 152,000 | $ 91,000 | $ 243,000 |

### 11. Restricted Cash and Lease Guarantee

The Company is required to maintain a standby letter of credit in the amount of $28,200 through May 2011 to guarantee payment of its leased office space. The Company has pledged a bank savings account as collateral. As of October 31, 2010, no amounts were drawn on the letter of credit.

### 12. Commitments and Contingencies

Effective June 1, 2010, the Company entered into an amended fully disclosed clearing agreement which extended the expiration date to October 26, 2016. The contract requires minimum monthly charges, collateral deposit and net capital requirements. In the event of termination of this contract prior to its scheduled completion date, the Company would be liable to the clearing agent for its average monthly charge for the remaining months of the contract.

The Company is also a party to various other legal actions and arbitration matters, including examinations of regulatory authorities arising in the normal course of business. The Company is vigorously defending its positions and believes that the disposition of these actions or matters will not have a material adverse effect on the financial position or results of operations of the Company.

### 13. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure from November 1, 2010 through December 23, 2010, the date the financial statements were available to be issued, and has not identified any additional subsequent events that required adjustment or disclosure, in these financial statements.